UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g)

OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS

UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers 333-132039-01 and 333-127591-04

Goal Capital Funding Trust 2007-1

(Issuer)

Goal Capital Funding, LLC

(Depositor of the Issuer)

(Exact name of registrant as specified in its charter)

1229 King Street, 3rd Floor, Alexandria, Virginia 22314

(858) 320-6799

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Goal Capital Funding Trust 2007-1

Class A-1 Student Loan Asset-Backed Notes

Class A-2 Student Loan Asset-Backed Notes

Class A-3 Student Loan Asset-Backed Notes

Class A-4 Student Loan Asset-Backed Notes

Class A-5 Student Loan Asset-Backed Notes

Class B-1 Student Loan Asset-Backed Notes

Class C-1 Student Loan Asset-Backed Notes

(Title of each class of securities covered by this Form)

N/A

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☒
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date:    15

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person on the date indicated.

GOAL CAPITAL FUNDING, LLC, as Registrant

January 25, 2008	By:	/S/ SEAMUS GARLAND
Name: Seamus Garland
Title: Secretary